
AMENDMENT

09041430

COMMISSION

Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 67501

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/1/08 AND ENDING 6/30/09
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Clearview Trading Advisors Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

_____
(No. and Street)

_____   _____   _____
      (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

_____
                                                                          (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lerner & Sipkin

(Name – *if individual, state last, first, middle name*)

_____   _____   _____   _____
      (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☐ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

12/8/09


CLEARVIEW TRADING ADVISORS, INC.

Schedule of the Determination of SIPC Net Operating Revenues and General Assessment

For the Period April 1, 2009 through June 30, 2009



LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038   Tel 212.571.0064 / Fax 212.571.0074
E-mail: LS@lernersipkin.com

To the Board of Directors of
Clearview Trading Advisors, Inc.
546 Fifth Avenue – 14ᵗʰ Floor
New York, NY 10036

Gentlemen:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation ("SIPC") for the year ended June 30, 2009, which were agreed to by Clearview Trading Advisors, Inc.("Company") and the Securities and Exchange Commission ("SEC"), Financial Industry Regulatory Authority, Inc. ("FINRA") and SIPC., solely to assist you in evaluating the Company's compliance with rule 17a-5(e)(4). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed are as follows:

1- Compared the listed assessment payments with respective cash disbursement records entries, noting no exceptions;
2- Compared the amounts reported on the audited Form X-17A-5 for the year ended June 30, 2009, with the amounts reported in the Transitional Assessment Reconciliation (Form SIPC-7T) for the year ended June 30, 2009, noting no exceptions;
3- Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, noting no exceptions;
4- Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments, noting no exceptions; and
5- Compared the amount of any overpayment applied with the Form SIPC-7T on which it was computed, noting no exceptions.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,

Lerner & Sipkin, CPAs, LLP (NY)
August 24, 2009

Determination of SIPC Net Operating Revenue:

Total Revenue (FOCUS line 12/Part IIA line 9	$1,333,817
Additions	0
Deductions	-256,617
SIPC Net Operating Revenues	1,077,200

Determination of General Assessment:

SIPC Net Operating Revenues	$ 1,077,200
General Assessment @ .0025	$ 2,693

Assessment Remittance:

Greater of General Assessment or $150 Minimum	$ 2,693
Less: Payment Made with Form SIPC-4 in January, February or March, 2009	(150)
Assessment Balance Due	$ 2,543

Reconciliation with the Company's computation of SIPC Net Operating revenues for the period April 1, 2009 through June 30, 2009:

SIPC Net Operating Revenues as computed by the Company on Form SIPC-7T	$ 1,077,200
SIPC Net Operating Revenues as computed above	1,077,200
Difference	$ -